Votorantim Celulose e Papel S.A.
Condensed Consolidated Interim
Financial Information for the Three-month Periods
Ended March 31, 2005 and 2004
and Report of Independent Accountants

Index to Condensed Consolidated Interim Financial Statements Page

Report of Independent Accountants

Condensed Consolidated Interim Balance Sheet

Condensed Consolidated Interim Statement of Income

Condensed Consolidated Interim Statement of Cash Flows

Notes to the Condensed Consolidated Interim Financial Statements

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders

Votorantim Celulose e Papel S.A.

1     We have reviewed the accompanying condensed consolidated balance sheet of Votorantim Celulose e Papel S.A. and its subsidiaries (the "Company") as of March 31, 2005, and the related condensed consolidated statements of income and of cash flows for the three-month periods ended March 31, 2005 and March 31, 2004 . This interim financial information is the responsibility of the Company's management.

2     We were furnished with the report of other accountants on their review of the interim financial information of Aracruz Celulose S.A., an affiliate, the investment in which totaled US$ 233 million as of March 31, 2005 and for which the equity gain, included in net income, totaled US$ 9 million for the three-month period then ended. We were also furnished with the report of other accountants on their review of the interim financial information of Ripasa Participações S.A. , an affiliate, the investment in which totaled US$ 278 million as of March 31, 2005.

3     We conducted our review in accordance with the standards of the Public Company Accounting Oversight Board ( United States ). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

4     Based on our review, and the reports of the other accountants, we are not aware of any material modifications that should be made to the accompanying condensed consolidated interim financial information for it to be in conformity with accounting principles generally accepted in the United States of America.

5     We previously audited in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet as of December 31, 2004, and the related consolidated statement of income, and of cash flows for the year then ended (not presented herein), and in our report dated January 18, 2005 we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated balance sheet as of December 31, 2004 , is fairly stated in all material respects in relation to the consolidated balance sheet from which it has been derived.

Sao Paulo , Brazil , April 18, 2005

PricewaterhouseCoopers

Auditores Independentes

Condensed Consolidated Interim Balance Sheet

Expressed in millions of United States dollars, except number of shares

	March 31,		December 31,
Assets	2005		2004

	(Unaudited	)

Current assets

Cash and cash equivalents	163		151
Held-to-maturity investments	63		69
Unrealized gains from foreign currency
and interest rate swaps	16		-
Trade accounts receivable, net	164		175
Inventories	142		130
Recoverable taxes	47		49
Other	19		13

	614		587

Investment in affiliates and goodwill	537		249
Property, plant and equipment, net	1,447		1,443

	1,984		1,692

Other assets
Held-to-maturity investments	214		209
Unrealized gains from foreign currency
and interest rate swaps	26		47
Deferred income tax	48		43
Other	67		66

	355		365

Total assets

	2,953		2,644

	March 31,		December 31,
Liabilities and shareholders' equity	2005		2004
	(Unaudited	)

Current liabilities
Trade payables	47		45
Short-term debt	75		79
Current portion of long-term debt	251		297
Payroll, profit sharing and related charges	12		15
Income taxes	9		18
Other	21		19

	415		473

Long-term liabilities

Long-term debt	868		569
Accrued liabilities for legal proceedings	115		104

	983		673

Commitments and contingencies (Note 13)

Shareholders' equity
Preferred shares, no par value, 280,000,000 shares
authorized, 85,911,046 shares issued	785		785
Common shares, no par value, 140,000,000 shares
authorized, 105,702,452 shares issued	1,053		1,053
Additional paid in capital	29		29
Treasury shares, at cost – 2005- 30,800 preferred shares; 2004 – 157,200 preferred shares	-		(2)
Appropriated retained earnings	60		60
Unappropriated retained earnings	500		440
Accumulated other comprehensive deficit
Cumulative translation adjustment	(872)		(867)

	1,555		1,498

Total l iabilities and shareholders' equity

	2,953		2,644

The accompanying notes are an integral part of the condensed consolidated financial information.

Condensed Consolidated Interim Statement of Income

Expressed in millions of United States dollars, except number of shares

	Three-month period
	ended March 31

	2005	2004
	(Unaudited )	(Unaudited )

Net operating revenue
Domestic sales (Net of sales taxes: 2005 - US$ 39 and 2004 - US$ 26)	119	112
Export sales	132	135

	251	247
Operating costs and expenses
Cost of sales	137	124
Selling and marketing	30	30
General and administrative	11	8
Other operating expense, net	2	1

	180	163

Operating income	71	84

Non-operating income (expense)
Financial income	10	12
Financial expense	(19)	(16)
Foreign exchange gain (loss), net	(2)	3

	(11)	(1)
Income before taxes on income and equity
in affiliates	60	83

Income tax expense
Current	(14)	(10)
Deferred	6	-

	(8)	(10)

Income before equity in affiliates	52	73

Equity in earnings of affiliates	9	7

Net income	61	80

Net income applicable to preferred shares	29	38
Net income applicable to common shares	32	42

Net income	61	80

Basic and diluted earnings per ADS - in U.S. dollars
Preferred	0.34	0.44
Common	0.31	0.40

Weighted average number of shares outstanding (thousands)
Preferred	85,879	85,903
Common	105,702	105,702

The accompanying notes are an integral part of the condensed consolidated financial information.

Condensed Consolidated Interim Statement of Cash Flows

	Three-month period
	ended March 31

	2005	2004
	(Unaudited )	(Unaudited )

Cash flows from operating activities
Net income	61	80
Adjustments to reconcile net income to cash provided by operating activities
Foreign exchange (gain) loss, net	2	(3)
Equity in earnings of affiliates	(9)	(7)
Deferred income tax	(6)	-
Depreciation and depletion	25	22
Loss on disposal of property, plant and equipment	-	1
Decrease (increase) in assets
Trade accounts receivable	17	3
Inventories	(13)	(2)
Other assets	(9)	(10)
Increase (decrease) in liabilities	3	21

Net cash provided by operating activities	71	105

Cash flows from investing activities
Purchases of held-to-maturity investments, net of proceeds from sale	6	2
Interest on equity received	1	-
Acquisition of an interest in affiliate (Note 3)	(275)	-
Acquisition of property, plant and equipment, net of proceeds from sale	(36)	(41)

Net cash used in investing activities	(304)	(39)

Cash flows from financing activities
Short-term debt	(11)	13
Long-term debt
Third parties
Issuances	302	71
Repayments	(42)	(109)
Related parties
Issuances	-	1
Repayments	(9)	(6)
Sales of treasury shares	2	-

Net cash provided by (used in) financing activities	242	(30)

Effect of exchange rate changes on cash and cash equivalents	3	(1)

Net increase in cash and cash equivalents	12	35

Cash and cash equivalents at beginning of period	151	290

Cash and cash equivalents at end of period	163	325

Supplemental cash flow information

	Three-month period
	ended March 31

	2005	2004

Cash paid during the period for
Income tax	15	9
Interest	9	12

Notes to the Condensed Consolidated Interim Financial Information

Expressed in millions of United States dollars, unless otherwise stated

1  Our Business

Votorantim Celulose e Papel S.A. and its subsidiaries ("VCP" or "we") is a limited liability company constituted in accordance with the laws of the Federative Republic of Brazil and headquartered in the state of São Paulo.

We produce eucalyptus pulp which we use in our own integrated paper manufacturing facilities or, to a lesser extent, sell in the domestic and foreign markets. We also have forestry operations which produce the pulp wood required for our production. Our business has experienced, and is likely to continue to experience, cycles relating to available industry capacity and general industry economic conditions. Our sales (volumes and prices) are affected by such conditions which are beyond our control. We are a member of the Votorantim Group, which has other interests in Brazil and abroad, principally in cement, metallurgy, agribusiness, chemicals and financial services.

Our preferred shares are traded on the São Paulo Stock Exchange under the symbol "VCPA4." Our American Depositary Shares ("ADSs") are traded on the New York Stock Exchange under the symbol "VCP".

2 Condensed Accounting Policies

(a) Basis of presentation and translation

The financial information has been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

The condensed consolidated financial information as at and for the three-month periods ended March 31, 2005 and 2004 are unaudited. This condensed financial information includes all adjustments consisting of normal recurring adjustments which, in the opinion of our management, are necessary for a fair presentation of our consolidated financial position, results of operations and cash flows for the interim periods presented.

The condensed financial information should be read in conjunction with our financial statements prepared for the year ended December 31, 2004 . Our results for the three-months period ended March 31, 2005 are not necessarily indicative of the results be reported by us for the entire year ending December 31, 2005 .

The accounting policies adopted in preparing this unaudited financial information are consistent with those used by us in the preparation of our audited financial statements for the year ended December 31, 2004 .

Our balance sheet at December 31, 2004 has been derived from the audited financial statements at that date but does not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements.

Our consolidated financial statements include the accounts of VCP and our directly and indirectly controlled subsidiaries: VCP Exportadora e Participações S.A. ("VEP"), St. Helen Holding III B.V., Normus Emprendimentos e Participações Ltda., Newark Financial Inc. and VCP Overseas Holding KFT, all of which are wholly owned. Significant intercompany accounts and transactions have been eliminated in the consolidation. The 12.35% owned equity investee, Aracruz Celulose S.A. ("Aracruz"), in which we acquired an interest during 2001 and our 50 percent owned equity investees, Voto - Votorantim Overseas Trading Operations N.V. ("VOTO") and Voto - Votorantim Overseas Trading Operations II Limited. ("VOTO II") respectively, are accounted for using the equity method.

On March 31, 2005 , we acquired, through a 50% joint venture, a 46.06% (VCP's interest – 23.03%) indirect interest in the total capital and 77.59% (VCP's interest – 38.795%)indirect interest in the voting capital of Ripasa S.A. Celulose e Papel ("Ripasa").

The U.S. dollar amounts for the periods presented have been remeasured (translated) from the Brazilian currency amounts (Real - R$) in accordance with the criteria set forth in Statement of Financial Accounting Standards (SFAS) 52. We have translated all assets and liabilities into U.S. dollars at the current exchange rate (March 31, 2005 - R$ 2.6662: US$ 1.00; December 31, 2004 - R$ 2.6544: US$ 1.00), and all accounts in the statement of income and cash flows at the average rates of exchange in effect during the period (March 31, 2005 - R$ 2.7050: US$ 1.00; March 31, 2004 - R$ 2.8993: US$ 1.00). The translation adjustments are made directly to the cumulative translation adjustment ("CTA") account in shareholders' equity.

(b) Revenues and expenses

We recognize revenue and associated costs of sales at the time our products are shipped. Our customers that purchase on credit agree to payment terms that effectively include finance charges. The finance charge on each sale is the difference between the amount the customer agrees to pay at the due date and the cash sale price. The finance charges are recognized over the payment period and are included in financial income.

Shipping and handling costs are charged to selling and marketing expenses and totaled approximately US$ 18 and US$ 16 during the three months ended March 31, 2005 and 2004, respectively.

(c) Recoverability of our long-lived assets

We review our property, plant and equipment for possible impairment whenever events or changes in circumstances indicate that the carrying value of an asset or group of assets may not be recoverable on the basis of undiscounted future cash flows. The reviews are carried out at the lowest level of groups of assets to which we are able to attribute identifiable largely independent future cash flows. Asset groups are forestry projects or production facilities for paper and pulp. We adjust the net book value of the underlying assets if the sum of the expected future cash flows is less than book value. These reviews to date have not indicated the need to recognize any impairment losses and have been performed following the criteria in SFAS 144 "Accounting for the Impairment or Disposal of Long-Lived Assets".

An impairment provision of US$ 136 (gross of deferred income tax effects of US$ 46) was recorded in 2002 to adjust our shares in Aracruz to market price of US$ 18.56 for the Aracruz ADRs. On March 31,2005 , the market price for the Aracruz ADRs was US$ 35.80.

(d) Derivative financial instruments

We recognize our foreign currency and interest rate swap agreements on the balance sheet at fair value, adjustments to fair value are recorded through income.

(e) Accounting pronouncements

The Financial Accounting Standards Board ("FASB") issued the following pronouncements:

. In December 2003, the FASB issued FIN 46R -"Consolidation of Variable Interest Entities,(revised December 2003)". The primary objectives of FIN 46R are to provide guidance on the identification of entities for which control is achieved through means other than through voting rights (variable interest entities - VIEs) and how to determine when and which entity should consolidate the VIE (the primary beneficiary). This new model for consolidation applies to an entity in which either (1) the equity investors (if any) do not have a controlling financial interest or (2) the equity investment at risk is insufficient to finance that entity's activities without receiving additional subordinated financial support from other parties. In addition, FIN 46R requires that both the primary beneficiary and all other enterprises with a significant variable interest in a VIE make additional disclosures regarding the nature, purpose, size and activities of the VIE and the enterprise's maximum exposure to loss as a result of its involvement with the VIE. The implementation date of FIN 46R is the first period ending after December 15, 2003 for Special Purpose Entities (SPEs) and as from January 1, 2004 for previously existing variable interest entities which are not SPEs. FIN 46R may be applied prospectively with a cumulative adjustment as of the date on which it is first applied or by restating previously issued financing statements for one or more years with a cumulative-effect adjustment as of the beginning of the first year restated. Through to March 31, 2005, the adoption of FIN 46R did not have an impact on VCP's financial statements. Changes may be made to the contractual arrangements related to Ripasa Participações S.A. which may require the consolidation of this entity in the future.

. In May 2003, FASB issued SFAS No. 150 - "Accounting For Certain Financial Instruments with Characteristics of both Liabilities and Equity" ("SFAS 150" ), which establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). The FASB decided to make this statement effective shortly after issuance for contracts created or modified after it is issued and for existing contracts at the beginning of the first interim period beginning after June 15, 2003 . The adoption of SFAS No. 150 did not have an impact on the VCP's financial statements. However, as sales of receivables are effected through Top Print Plus in the future, in the event it is not considered to meet the pre-requisites of a qualifying special purpose entity ("QSPE"), as defined by SFAS No. 140 "Accounting for Transfer and Servicing of Financial Assets and Extinguishment of Liabilities – a replacement of FASB Statement 125" and if Top Print Plus is required to be consolidated under FIN 46R, any senior quotas held by a third party may be presented in the consolidated balance sheet as a mandatorily redeemable equity interest in the securitization fund, as required by SFAS 150.

. In November 2004, the FASB issued SFAS No. 151, Inventory Costs an amendment of ARB No. 43, Chapter 4, which amends Chapter 4 of ARB No. 43 that addresses inventory pricing. This statement clarifies the accounting for abnormal amounts of idle facility expenses, freight, handling costs, and spoilage. Under previous guidance, paragraph 5 of ARB No. 43, chapter 4, items such as idle facility expense, excessive spoilage, double freight, and rehandling costs that are considered to be "so abnormal" are treated as current period charges. This statement requires that those items be recognized as current-period charges regardless of whether they meet the criterion of "so abnormal."  In addition, this Statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. The provisions of this Statement shall be effective prospectively for inventory costs incurred during fiscal years beginning after June 15, 2005 . Management is currently analyzing the requirements of this new statement to determine the impact that its adoption will have on VCP's financial position, results of operations or cash flows.

. In December 2004, the FASB issued SFAS No. 153, "Exchanges of Nonmonetary Assets - an amendment of APB Opinion No. 29" ("SFAS 153" ), which amends Accounting Principles Board Opinion No. 29, "Accounting for Nonmonetary Transactions" to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. SFAS 153 is effective for nonmonetary assets exchanges occurring in fiscal periods beginning after June 15, 2005 . Management will apply this statement in the event that exchanges of nonmonetary assets occur in fiscal periods beginning after June 15, 2005 .

. In November 2004, the FASB's Emerging Issues Task Force reached a consensus on Issue No. 03-13, "Applying the Conditions in Paragraph 42 of FASB Statement No. 144 in Determining Whether to Report Discontinued Operations" ("EITF 03- 13" ). The guidance should be applied to a component of an enterprise that is either disposed of or classified as held for sale in fiscal periods that began after December 15, 2004 . We do not believe that the adoption of EITF 03-13 will have a significant effect on our financial statements.

. In December 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 153, "Exchanges of Nonmonetary Assets - an amendment of APB Opinion No. 29" ("SFAS 153" ), which amends Accounting Principles Board Opinion No. 29, "Accounting for Nonmonetary Transactions" to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. SFAS 153 is effective for nonmonetary assets exchanges occurring in fiscal periods beginning after June 15, 2005 . Management will apply this statement in the event that exchanges of nonmonetary assets occur in fiscal periods beginning after June 15, 2005 .

. In November 2004, the FASB's Emerging Issues Task Force reached a consensus on Issue No. 03-13, "Applying the Conditions in Paragraph 42 of FASB Statement No. 144 in Determining Whether to Report Discontinued Operations" ("EITF 03- 13" ). The guidance should be applied to a component of an enterprise that is either disposed of or classified as held for sale in fiscal periods that began after December 15, 2004 . We do not believe that the adoption of EITF 03-13 will have a significant effect on our financial statements.

3 Investments in an Affiliate

On November 10, 2004 , we signed an agreement to acquire an interest in Ripasa through a venture with Suzano Bahia Sul Papel e Celulose S.A. ("Suzano"). The agreement was consummated on March 31, 2005 when Ripasa Participações S.A. was constituted by VCP and Suzano upon each contributing US$ 275 in exchange for equal shareholder rights and responsibilities, including equal direct or indirect holdings in the capital of Ripasa.

On March 31, 2005 , Ripasa Participações S.A. acquired and paid for 129,676,966 common shares and 41,050,819 preferred shares of Ripasa, representing 77.59% of the voting stock and 46.06% of the total stock, the Reais equivalent of US$ 549.

Pursuant to the November 10, 2004 agreement, VCP and Suzano have a call option to acquire 37,449,084 common shares and 12,388,719 preferred shares of Ripasa, representing 22.41% of the voting stock and 13.45% of the total stock for a twelve month period starting on the fifth anniversary of the closing date, for the Reais equivalent of US$ 160 plus interest. The shareholders of Ripasa who are party to the agreement have a put option which may require Ripasa Participações S.A. to acquire all their common and preferred shares during a period of five years from the closing date.

A shareholders agreement between VCP and Suzano provides for certain rights of first refusal in relation to their respective interest in Ripasa Participações S.A. Following a restructuring of Ripasa, the remaining minority shareholders are expected to be issued a tender offer to exchange their shares for shares of VCP and Suzano. This transaction is being analyzed by Brazilian antitrust authorities and is subject to their review and approval.

4  Receivables Securitization Fund

On March 31, 2005, the Company subscribed US$0.2 in subordinated quotas of Top Print Plus, a special purpose receivables securitization fund.

Top Print Plus is managed by Bram (Bradesco Asset Managment), and was formed as a receivables securitization fund in compliance with CVM Instructions 356 and 393. The purpose of the fund is to acquire trade receivables of the Company and its subsidiaries, arising from the sale of products to their customers.

Top Print Plus was incorporated on March 31, 2005 for an indeterminate period. The capital structure of the fund is composed of 85% senior quotas held by our subsidiary (VEP) and 15% subordinated quotas held by VCP. At March 31, 2005 , proceeds from the receivables securitization assignments totaled US$ 1 and the retained interest was less than US$ 0.1.

5 Inventories

	March 31,		December 31,
	2005		2004
	(Unaudited	)

Finished products	81		57
Work in process	8		7
Raw materials and supplies	48		63
Imports in transit and other	5		3

	142		130

6 Property, Plant and Equipment

	March 31,		December 31,
	2005		2004
	(Unaudited	)

Land	121		114
Buildings	113		113
Machinery, equipment and installations	1,145		1,136
Forests	231		272
Other	153		156
Construction in process	81		78

	1,844		1,869
Accumulated depreciation and depletion	(397)		(426)

	1,447		1,443

7 Income Taxes

Income taxes in Brazil include federal income tax and social contribution. The composite tax rate is 34% for 2005. From 2001 to 2004 we elected to calculate and pay our income taxes based on the provisions of REFIS (an estimated tax basis which is based on net sales for the year adjusted by financial income and other income). As from 2005, taxes on income are based on adjusted pretax income determined under Brazilian tax regulations.

	March 31,		December 31,
	2005		2004
	(Unaudited	)

Deferred tax assets
Tax effects on impairment of investee (Note 2(c))	46		46
Tax loss carryforwards	19		18
Cross currency interest rate swap contracts	12		12
Other provisions	6		3

Total deferred tax asset	83		79

Deferred tax liabilities
Accelerated depreciation and US GAAP adjustments	(35)	(36)

Total deferred tax liability	(35)	(36)

Net deferred tax asset	48	43

8 Short-term Debt

Short-term debt represents commitments under recourse provisions to honor export receivables transferred to banks accounted for as secured borrowings (ACEs), bearing an annual average interest rate of 2.82% at March 31, 2005. Historically, we have not incurred significant losses in connection with such recourse provisions.

9 Long-term Debt

	Interest rate at	March 31,		December 31,
	March 31, 2005 - % p.a.	2005		2004
		(Unaudited	)
Third parties
In U.S. dollars
Export credits (pre-payment)	4.77	734		444
Syndicated bank loan	2.78	63		88
Export credits (ACCs)	2.60			3

Total third parties		797		535

Related parties
In U.S. dollars
VOTO II loan	5.75	127		125
VOTO III loan	7.875	45		47

		172		172

In Reais
Banco Nacional de Desenvolvimento
Econômico e Social ("BNDES")
TJLP	TJLP + 3.0	125		132
UMBNDES	13.14	25		27

Total related parties		322		331

Total debt		1,119		866

Less: current portion		(251)		(297)

Long-term portion		868		569

Note:
LIBOR = London Interbank Offered Rate. At March 31, 2005 , the LIBOR rate was 2.85 % per annum (2004 – 2.78%). TJLP = "Taxa de Juros a Longo Prazo", a long-term interest rate fixed quarterly by the Brazilian Central Bank. At March 31, 2005 , the TJLP rate was 9.75 % per annum (2004 - 9.75%).
UMBNDES: Weighted-average exchange rate variation on basket of currencies, predominantly U.S. dollars, held by BNDES.

(a) Export credits

In March 2005, we obtained an Export Prepayment Agreement with a pool of banks in the aggregate amount of US$ 300 at LIBOR plus 1.63%. Payments are due through 2012 in installments to match export shipments. We utilized US$ 275 to finance the acquisition of our investment in Ripasa and the financings are guaranteed by export contracts by the borrowers, VCP and VEP. VCP is the primary obligor and has unconditionally and irrevocably agreed that if payments are not made, VCP will pay the lenders, which are ABN Amro Bank, Banco Santander Central Hispano and BNP Paribás, such outstanding amounts at the due date.

In May and July 2004, we signed an Export Prepayment Agreement and an Offshore Facility Agreement with a pool of banks in the aggregate amount of US$ 350 at LIBOR plus 2.00% due through 2011 in installments to match export shipments. The funds were released in 2004. We utilized US$ 125 to refinance export credit prepayment which was to fall due in 2006. The financings are guaranteed by export contracts by the borrowers, which are VCP Exportadora and VCP Trading N.V. VCP is the primary obligor and has unconditionally and irrevocably, agreed that if the borrowers fail to make any payments, we will pay to the lenders, which are ABN Amro Bank N.V., Banco Santander Central Hispano and Banco Bradesco S.A., such outstanding amounts at the due date.

(b) Syndicated bank loan

In October 2001, our wholly owned subsidiary VEP, through its wholly owned subsidiary Newark , received a bridge financing of US$ 370 to finance the acquisition of our interest in Aracruz.

On May 23, 2002 , VCP Trading N.V. and VCP North America Inc., two wholly owned subsidiaries of Newark , entered into a US$ 380 credit agreement with ABN AMRO Bank N.V. All of the proceeds from the credit agreement were advanced to Newark (US$ 304 by VCP Trading and US$ 76 by VCP North America) as a prepayment trade financing between Newark , VCP Trading and VCP North America. Newark used the proceeds from these advances to pay in full the bridge financing and to make certain payments in connection with the credit agreement. The obligations of VCP Trading and VCP North America under the credit agreement are guaranteed directly or indirectly by Newark , VEP and us. The loans under the credit agreement are secured by liens on certain collateral, including receivables arising under agreements entered into by Newark , VCP Trading and VCP North America with their respective customers for the sale of certain products. Beginning in June 2003, we started paying monthly interest of US$ 16. During the quarter ended March 31, 2005 , we repaid US$ 42 of the loan. The remaining balance will fall due in the second quarter 2005.

(c) VOTO II loan

On July 28, 2003 together with VPAR, we jointly formed VOTO II, a 50% affiliated company based in the Cayman Islands , for the sole purpose of raising funds. VOTO II issued US$ 250 5.75% Bonds due 2005 in the international market, under Regulation S and on-lent US$ 125 to each of St. Helen III and to St. Helen II. Together with VPAR and Cimento Rio Branco S.A., a company also under common control of our shareholder VPAR we are the guarantors for this operation.

The funds on-lent to St. Helen III were utilized to redeem part of the US$ 203 debt that was contracted on June 27, 2002 with ABN AMRO Bank N.V ., with the intent of buying back US$ 200 of the VOTO I Bonds. The interest rate on the balance of US$ 78 was renegotiated to 4.25% per annum, down from the original rate of 6.87% per annum, and the maturity extended to September 17, 2004 , with a one year extension.

(d)  VOTO III loan

On January 16, 2004 , VPAR formed VOTO III, a company based in the Cayman Islands , for the sole purpose of raising funds. VOTO III issued US$ 300 7.875% Bonds due 2014 in the international market. We received 15% of total amount issued or US$ 45. The liability of VCP will be limited to 15% of the entire operation.

(e) Other guarantees

The BNDES loans are secured by property, plant and equipment and a lien on certain land and personal guarantees of an owner of Hejoassu, our ultimate parent company.

(f) Long-term debt maturities

At March 31, 2005 , long-term debt maturities are as follows:

2006	55
2007	63
2008	134
2009	176
2010 end thereafter	440

868

(g) Covenants

We are subject to a number of material affirmative and negative covenants including, among others: limitations on our ability to incur debt; limitations on the existence of liens on our properties; limitations on transactions with related parties, which generally must be on terms no less favorable than those that could be obtained in a comparable arm's-length transaction; and maintenance of certain financial ratios calculated based on Brazilian GAAP.

10 Related Parties

Balances and transactions with related parties are as follows:

	Nature and business	March 31,	December 31,
	purpose of transactions	2005	2004
		(Unaudited	)

Cash, cash equivalents and held-to- maturity investments	Surplus cash funds invested with Group
Votorantim Group company	financial institutions
Banco Votorantim S.A.		335	336
VOTO III bonds		14	14

Unrealized gains from cross	Arising from swap contract
currency interest rate swaps	transactions in which the
Votorantim Group company	Group financial institution
Banco Votorantim S.A.	acts as counter-party	21	27

Long-term loans from related parties	Loans from related parties
Votorantim Group company
VOTO II		127	125
VOTO III		45	47
BNDES (shareholder)		150	159

11 Financial Instruments and Derivatives

The fair values of our foreign currency and interest rate swap contracts were estimated based on quoted market prices of comparable contracts. At March 31, 2005 and December 31, 2004 the notional amounts of our outstanding foreign currency and interest rate swap contracts were US$ 259 and US$ 259, respectively, and their fair values were US$ 42 and US$ 47, respectively.

The carrying amounts and fair values of our financial instruments were as follows:

	March 31, 2005			December 31, 2004
		(Unaudited	)

	Carrying	Fair		Carrying	Fair
	amount	value		amount	value

Cash and cash equivalents	163	163		151	151
Held-to-maturity investments
VOTO III Bonds	14	14		14	15
Brazilian Government Bonds denominated in U.S. dollars	221	274		223	313
Foreign Government Bonds denominated in Reais	42	42		41	41
Unrealized gains from foreign
currency and interest rate swaps	42	42		47	47
Short-term debt	75	75		79	79
Long-term debt	1,119	1,123		866	873

12 Segment Information

	Three-month period ended March 31
			(Unaudited		)

	2005		2004

	Pulp	Paper	Pulp	Paper

Revenues from external customers	102	149	101	146
Intersegment revenues	60		45
Segment profit	48	23	43	41

At March 31, 2005 pulp and paper segment net asset had increased by US$ 2 each, from amounts reported at December 31, 2004 . In the three month period ended March 31, 2005 , the acquisitions of property, plant and equipment were US$ 28 for pulp and US$ 8 for paper.

13 Commitments and Contingencies

We are party to certain legal proceedings in Brazil arising in the normal course of business, and have made provisions when we believe that we can reasonably estimate probable losses. In connection with some of these proceedings we have made deposits (included in other non-current assets - other in our balance sheet) which will only be released to income upon a judgment in our favor. The position of such provisions for tax and other litigation and deposits is as follows:

	March 31, 2005			December 31, 2004
		(Unaudited	)

Type of proceeding	Deposits	Provisions		Deposits	Provisions

Tax-related	23	104		24	93
Civil-related		3			4
Labor-related	3	8		2	7

	26	115		26	104

We have long-term "Take-or-Pay" contracts with suppliers of chemical products for periods from 1 to 13 years. The contractual obligations in connection with such contracts are US$ 35 per year.

We provide guarantees to banks, not in excess of 180 days, which finance sales to certain of our selected customers. We recognize revenue on these sales at the time our products are delivered which is the time we transfer title to our customers. Under these "vendor programs" we are the secondary obligor to the bank and monitor the amount due from the customer to the bank. We periodically review the adequacy of our allowance for estimated losses and adjust our allowance accordingly. At March 31, 2005 , customer guarantees provided by us totaled US$ 35, including interest (US$ 71 at December 31, 2004 ). Our guarantees are usually secured by the personal guarantee of the customer's owner.

14 Shareholders' Equity

On October 18, 2004 , the Extraordinary General Meeting approved the following proposals:

(i) increase of subscribed capital stock, from US$ 1,320 to US$1,838, by means of capitalization of part of unappropriated retained earnings without issue of new shares;

(ii) a reverse stock split dividing the entire subscribed capital of VCP, by 200 resulting in 191,613,498 shares, of which 105,702,452 are shares of common stock and 85,911,046 are shares of preferred stock; and

(iii) a reverse split of our American Depositary Receipts (ADRs) traded on the New York Stock Exchange, each of which had previously represented 500 preferred shares, to represent one preferred share per ADS.

We have retroactively adjusted all shares and ADS data to take account of the reverse split.

15 Comprehensive Income

Total comprehensive income is comprised of:

	Three-month period
	ended March 31
		(Unaudited	)

	2005	2004

Net income	61	80
Translation adjustments	(5)	(8)

Comprehensive income	56	72

Translation adjustments resulted from the changes in exchange rates between the Real and the U.S. dollar.

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